# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StubHub Holdings, Inc., CIK 0001337634
CUSIP: 86384P109
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086204

## Reporting persons
- Madrone SHV Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 53,279,250; sole dispositive power 0; shared dispositive power 53,279,250; aggregate amount beneficially owned 53,279,250 (15.5% of the class)
- Madrone Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,111,915; sole dispositive power 0; shared dispositive power 21,111,915; aggregate amount beneficially owned 21,111,915 (6.2% of the class)
- Madrone Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,388,890; sole dispositive power 0; shared dispositive power 1,388,890; aggregate amount beneficially owned 1,388,890 (0.4% of the class)
- Madrone Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,780,055; sole dispositive power 0; shared dispositive power 75,780,055; aggregate amount beneficially owned 75,780,055 (22.1% of the class)
- Gregory Boyd Penner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,780,055; sole dispositive power 0; shared dispositive power 75,780,055; aggregate amount beneficially owned 75,780,055 (22.1% of the class)
- Jameson J. McJunkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 75,780,055; sole dispositive power 0; shared dispositive power 75,780,055; aggregate amount beneficially owned 75,780,055 (22.1% of the class)
- Thomas Patterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 12,765; shared voting power 75,780,055; sole dispositive power 12,765; shared dispositive power 75,780,055; aggregate amount beneficially owned 75,792,820 (22.1% of the class)

## Item 1. Issuer
Name of issuer: StubHub Holdings, Inc.
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, NY, 10007.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Madrone SHV Partners, LLC ("Madrone SHV")
Madrone Partners, L.P. ("Madrone Partners")
Madrone Opportunity Fund, L.P. ("Madrone Opportunity")
Madrone Capital Partners, LLC ("Madrone Capital")
Gregory Penner ("Penner")
Jameson McJunkin ("McJunkin")
Thomas Patterson ("Patterson")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
PO Box #6476
Denver, CO 80206
Citizenship:
Madrone SHV Delaware
Madrone Partners Delaware
Madrone Opportunity Delaware
Madrone Capital Delaware
Penner United States
McJunkin United States
Patterson United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 53,279,250 shares of Class A common stock held directly by Madrone SHV, (ii) 21,111,915 shares of Class A common stock held directly by Madrone Partners, (iii) 1,388,890 shares of Class A common stock held directly by Madrone Opportunity, and (iv) 12,765 shares of Class A common stock issuable upon the settlement of vested restricted stock units held by Patterson.

Madrone Capital is the manager of Madrone SHV and the general partner of Madrone Partners and Madrone Opportunity and shares voting and investment authority over the shares held by each of Madrone SHV, Madrone Partners and Madrone Opportunity. Penner, McJunkin and Patterson are the managing members of Madrone Capital and share voting and investment authority over the shares held by each of Madrone SHV, Madrone Partners and Madrone Opportunity.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 343,063,283 shares of the Issuer's Class A common stock outstanding as of September 18, 2025, as reported in the Issuer's prospectus dated September 16, 2025 as filed with the Securities and Exchange Commission (the "SEC") on September 17, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Madrone SHV Partners, LLC: /s/ Thomas Patterson, By Madrone Capital Partners, LLC, its Manager, By Thomas Patterson, Manager (11/14/2025)
- Madrone Partners, L.P.: /s/ Thomas Patterson, By Madrone Capital Partners, LLC, its General Partner, By Thomas Patterson, Manager (11/14/2025)
- Madrone Opportunity Fund, L.P.: /s/ Thomas Patterson, By Madrone Capital Partners, LLC, its General Partner, by Thomas Patterson, Manager (11/14/2025)
- Madrone Capital Partners, LLC: /s/ Thomas Patterson, Thomas Patterson, Manager (11/14/2025)
- Gregory Boyd Penner: /s/ Gregory Penner, Gregory Penner (11/14/2025)
- Jameson J. McJunkin: /s/ James McJunkin, James McJunkin (11/14/2025)
- Thomas Patterson: /s/ Thomas Patterson, Thomas Patterson (11/14/2025)